CESP Companhia Energética de São Paulo

São Paulo, January 23, 2003 CT/FFM/133/2003

Mr. Frank Zarb and/or Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
USA

Re: Submission Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934
For CESP – Companhia Energética de São Paulo
(82-3691)

Gentleman/Madam:

We are furnishing this letter pursuant to paragraph (b) of Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

We are sending you a free translated copy of the Abstract of the Minutes of the 481st Meeting of the Board of Directors of CESP – Companhia Energética de São Paulo, held on January 13, 2003.

Yours truly,

Terezinha de Fátima Leite
Investor Relations Division Manager, acting

Enclosure: 1

dlw 2/4

CESP Companhia Energética de São Paulo

CESP - COMPANHIA ENERGÉTICA DE SÃO PAULO

C.N.P.J. No. 60.933.603/0001-78

NIRE N° 35300011996

ABSTRACT OF THE MINUTES OF THE 481st MEETING OF THE BOARD OF DIRECTORS

On January 13, 2003, at 9:00 a.m., duly called by the Chairman of the Board of Directors, as provided for in Article 18 of the Bylaws, in the meeting room, at Rua Bela Cintra, 847 - 10th floor, São Paulo, an Ordinary Meeting was held by the below named and signed Board of Directors´ members of CESP - Companhia Energética de São Paulo. Following the legal procedures ...., the Chairman of the Board of Directors, Mauro Guilherme Jardim Arce, opened the meeting, justifying the absence of the councilmembers: Carlos Pedro Jens, Gustavo Adolfo Funcia Murgel, Miguel João Jorge Filho and Nereu Ramos Neto..... Following, the Chairman informed that the shareholders present at Extraordinary General Shareholders´ Meeting, held on 12.20.2002, approved the election of Mr. Fernando Maida Dall´Acqua as member of the Board of Directors, for this reason he was invited to sign the Inauguration Term in order to take over his position. Afterwards, the Chairman informed that he had received a letter from Mr. Silvio Aleixo requesting his resignation as member of the Board of Directors, whose letter was filed in the Executive Secretariat of the Board. The Chairman took this opportunity to enhance his significant contribution to the Board´s works. Following, the Chairman read the following document: "**DECISION OF THE PRESIDENCY OF THE BOARD OF DIRECTORS**. Mr. Mauro Guilherme Jardim Arce, Chairman of the Board of Directors of CESP – Companhia Energética de São Paulo, using the attributions and before the privileges he is granted "ex-vi" of the Corporate Bylaws, appoints, "ad referendum" of the General Shareholders´ Meeting, Mr. Eduardo Refinetti Guardia, Brazilian, married, Ph.D. in Economy, Identity Card (RG) No. 11,329,884, Taxpayer Card (CPF) No. 088,666,638-40, resident and domiciled at Rua Carlos Norberto Souza Aranha, 531, SP, to hold the office of member of the Board of Directors in the vacancy left by Mr. Silvio Aleixo, for the remaining term of office of the substituted one, being maintained the remuneration established by the State Capital Defense Council - CODEC. São Paulo, January 13, 2003. Mauro Guilherme Jardim Arce, Chairman of the Board of Directors." Following, the

Councilmember Eduardo Refinetti Guardia signed the respective Inauguration Term. Taking this opportunity, the Chairman welcomed the new councilmembers, being sure about their positive contribution to the works of the Board of Directors, and added that the provisions of paragraph 3 of article 141 of Law nº 6,404/76 shall be opportunely be applied. After that, the Chairman submitted to the appreciation of the Board, the following document containing a proposal **to change the name of the Generation and Transmission Directorate to West Generation Directorate and to create the East Generation Directorate:** "*CHANGE IN THE EXECUTIVE COMMITTEE OF CESP.* Due to operational restructuring in CESP, we submit for the approval of this Board a proposal to change the name of the Generation and Transmission Directorate to West Generation Directorate and to create the East Generation Directorate that will account for the operation, maintenance, upgrade and development of the Paraibuna and Jaguari Power Plants and reservoirs, as well as for the execution of the Company´s obligations relating to the concession contracts of these power plants and for the accomplishment of the legislation and rules of the electric industry. Guilherme Augusto Cirne de Toledo, President and CEO." Put the matter to vote, it resulted unanimously **approved** the creation of the East Generation Directorate, with the attributions mentioned above, as well as the change in the name of the Generation and Transmission Directorate to West Generation Directorate, being Mr. Silvio Roberto Areco Gomes kept as the Director responsible for the operation, maintenance, upgrade and development of the locks, dams and reservoirs of Porto Primavera, Jupiá, Ilha Solteira and Três Irmãos Power Plants, for the generation and trade of the whole energy generated by the Company, for the execution of the obligations of the Company relating to the concession contracts of these power plants and for the accomplishment of the legislation and rules of the Electric Industry. For the position of Director of the East Generation, the Chairman proposed the appointment of Mr. Antonio Bolognesi. Put the matter to vote, it resulted unanimously **approved** the election of Mr. Antonio Bolognesi, Brazilian, married, electrical engineer, Identity Card (RG) No. 8,043,470, Taxpayer Card (CPF) No. 008,875,068-01, resident and domiciled at Rua Amparo, 142, Santo André, SP, to hold the office of East Generation Director for the remaining term of office of the other members of the Executive Committee being kept the remuneration previously established......

These minutes, after approved were signed by the members of the Board of Directors present. Mauro Guilherme Jardim Arce - Chairman, Ruy Martins Altenfelder Silva, Eduardo

Refinetti Guardia, Fernando Carvalho Braga, Fernando José Tenório Acosta, Fernando Maida Dall´Acqua, Gustavo de Sá e Silva, Lucia Maria Dal Medico, Luiz de Freitas Bueno, Miguel Carlos Fontoura da Silva Kozma, Nelson Vieira Barreira and Norberto de Franco Medeiros.

São Paulo, January 13, 2003.

ORIGINAL ASSINADO POR

(s)Mauro Guilherme Jardim Arce
Chairman of the
Board of Directors

ORIGINAL ASSINADO POR

(s)Ligia Ourives da Cruz Ferreira
Executive Secretary of the
Board of Directors